Moody National REIT II, Inc. PREM14A

Exhibit 107

Calculation of Filing Fee Tables

Schedule 14A

(Form Type)

Moody National REIT II, Inc.

(Name of Registrant as Specified in its Charter)

Table 1: Transaction Value

	Proposed Maximum Aggregate Value of Transaction	Fee Rate	Amount of Filing Fee
Fees to Be Paid	$136,405	.00015310	$21
Fees Previously Paid	—		—
Total Transaction Value	$136,405
Total Fees Due for Filing			$21
Total Fees Previously Paid			—
Total Fee Offsets			—
Net Fee Due			$21

(1)	Title of each class of securities to which transaction applies:

Moody National REIT II, Inc. Class A common stock, par value $0.01 per share (“Class A common stock”)

Moody National REIT II, Inc. Class I common stock, par value $0.01 per share (“Class I common stock”)

Moody National REIT II, Inc. Class T common stock, par value $0.01 per share (“Class T common stock”)

(2)	Aggregate number of securities to which the transaction applies:

13,640,429 issued and outstanding shares of Moody National REIT II, Inc. common stock (consisting of 13,000,645 shares of Class A common stock, 159,092 shares of Class I common stock, and 480,692 shares of Class T common stock).

(3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

The proposed maximum aggregate value of the transaction for purposes of calculating the filing fee is $136,405. The maximum aggregate value of the transaction was calculated by multiplying 13,640,429 issued and outstanding shares of common stock by $0.01, the maximum estimated net proceeds from liquidation per share. Such maximum estimated net proceeds amount per share is provided solely for purposes of calculating the registration fee. There can be no guarantee that such amount, if any, will be distributed to stockholders. The filing fee equals the product of .00015310 multiplied by the maximum aggregate value of the transaction.